GigCapital7 Corp.

1731 Embarcadero Road, Suite 200

Palo Alto, California 94303

(650) 276-7040

Hadron Energy, Inc.

3 Twin Dolphin Drive, Suite 260

Redwood City, CA 94065

(650) 395-0050

April 13, 2026

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, DC 20549

Re:	GigCapital7 Corp.

Registration Statement on Form S-4, as amended (the “Registration Statement”)

File No. 333-291477

Acceleration Request

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, GigCapital7 Corp. (the “Registrant”) and Hadron Energy, Inc. (the “Co-Registrant”) hereby respectfully request that the effectiveness of the above-referenced Registration Statement be accelerated so that such Registration Statement will become effective at 4:00 p.m., Eastern Time, on Wednesday, April 15, 2026, or as soon thereafter as practicable.

Please notify Jeffrey Selman, counsel to the Registrant, at (415) 615-6095, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

GIGCAPITAL7 CORP.
Sincerely,

/s/ Dr. Avi S. Katz
Name: Dr. Avi S. Katz Title: Chief Executive Officer and Chairman

HADRON ENERGY, INC.
Sincerely,

/s/ Samuel Gibson
Name: Samuel Gibson Title: Chief Executive Officer and sole Director

cc:	Jeffrey C. Selman, Esq.
Andrew M. Tucker, Esq.